Paul Hastings LLP
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April 12, 2016

VIA EDGAR CORRESPONDENCE
Division of Investment Management
U.S. Securities and Exchange Commission
100 “F” Street, N.E.
 Washington, D.C.  20549
Re:	Rainier Investment Management Mutual Funds File Nos. 811-08270 and 33-73792

Ladies and Gentlemen:
On behalf of Rainier Investment Management Mutual Funds, doing business as the Rainier Funds (the “Registrant”), we hereby respond to the oral comments provided by Mr. John Ganley of the U.S. Securities and Exchange Commission’s (the “Commission”) staff to the undersigned with respect to the Registrant’s Post-Effective Amendment No. 55 to the Trust’s Registration Statement filed on Form N‑1A on February 23, 2016 (“PEA No. 55”).  PEA No. 55 contained disclosure with respect to a new investment adviser for the Rainier Intermediate Fixed Income Fund (the “Fund”).  Changes to the Registrant’s disclosure in response to those comments will be reflected in the Registrant’s next post-effective amendment.
We have discussed these comments and these responses with officers of the Registrant.
Those comments are summarized below and organized in the same fashion as presented by Mr. Ganley.

1.	Comment: Please include the consent of the independent public accounting firm in the next amendment. Please also file a tagged version of the documents reflecting changes.

Response:  Comment accepted.  The consent will be included in the next amendment, and  tags showing changes will be added to that amendment.

Securities and Exchange Commission
April 12, 2016

2.
Comment:  In footnote 1 to the table of Fees and Expenses of the Fund please either specify a term for the expense cap until July 31, 2017 or supplementally confirm that this prospectus would not be used after July 31, 2016, the deadline for filing the annual update to the registration statement, and that the expense cap is expected to be renewed or continued at the same level.

Response:   Comment accepted.  That footnote disclosure will continue to specify a term until July 31, 2016, and the Registrant hereby confirms (a) that the prospectus in the next amendment, once effective, would not be used after July 31, 2016 until updated with financial information for the Fund’s fiscal year ended March 31, 2016 and other appropriate updates, and (b) the expense limitation applicable to the Fund is expected to be renewed for an additional year upon its expiration on July 31, 2016.  Both Rainier Investment Management, LLC, as the current investment adviser to the Fund, and Manning & Napier Advisors, LLC, the proposed new investment adviser to the Fund recognize the potential application of Section 15(f) of the Investment Company Act of 1940, as amended, and their respective obligations to avoid imposing an unfair burden on the Fund within the meaning of that statutory provision.
3.
Comment:  The table of Fees and Expenses of the Fund reflects a net expense ratio for the Institutional Shares of the Fund that is less than the management fee for the Fund.  Please confirm that the same net effective management fee is charged to both share classes of the Fund.

Response:  Comment accepted.  The Registrant hereby confirms that the same net management fee is charged to each class of shares by waiving the same amount of the management fee for each class.  The remainder of the waiver or subsidy is applied to non-advisory and class-specific expenses.
4.	Comment: The portfolio turnover figure for the last fiscal year is stated as 204.86%. Please add a principal risk for that turnover level if turnover constitutes a principal strategy of the Fund.

Response:  The Fund’s investment adviser does not use turnover as a principal strategy of the Fund; rather, it is a by-product of the Fund’s strategy to seek investments that product a requisite level of income from its bond investments, and is the result of the duration and maturity of various portfolio holdings.  The investment adviser does not actively seek to rapidly turn-over the Fund’s portfolio holdings.

Securities and Exchange Commission
April 12, 2016

5.
Comment:  The Principal Investment Risks section refers to investments in emerging markets securities but the Principal Investment Strategies section refers only to foreign securities without any mention of emerging markets securities.  Please conform these disclosures based on whether investments in emerging market securities constitute a principal strategy for the Fund.

Response:  Comment accepted.  One of the Fund’s principal investment strategies is to invest in foreign securities, and the specific reference to emerging markets has been removed.
6.
Comment:  In the Principal Investment Strategies section, please specify the duration of the Barclays Capital Index as of a recent date.  Please also add a risk factor concerning duration and provide an example of the impact of interest rates based on an assumed duration for the Fund.

Response:  Comment accepted.  The Registrant has revised the disclosure accordingly.
7.
Comment:  In the Principal Investment Strategies section, under Debt Securities Risk, please separate interest rate risk and prepayment risk as separate risk factors or sub-headings under that risk factor.

Response:  Comment accepted.  The Registrant has revised the disclosure accordingly.
8.
Comment:  On page 9, if emerging markets investments will not be included in the Fund’s portfolio please change the heading “Foreign Company and Emerging Markets Risk” and the related disclosure about emerging markets investments.

Response:  The Registrant has removed the references to emerging markets from the prospectus.
9.
Comment:  On page 8, in the section entitled “MORE ABOUT THE FUND’S INVESTMENT OBJECTIVE, STRATEGIES AND RISKS” under “Debt Securities Risk” please make conforming changes to the prior comments about emerging markets investments, interest rate risk and prepayment risks.

Response:  Comment accepted.  The Registrant has revised the disclosure accordingly.
10.	Comment: On page 8, in the second paragraph under “Short-Term Investments” please remove the reference to investments in stocks.

Response:  Comment accepted.  The Registrant has revised the disclosure accordingly.

Securities and Exchange Commission
April 12, 2016

11.
Comment:  On page 10, under “Liquidity Risk,” the disclosure states that the Fund may hold illiquid investments. Please add to the prospectus summary disclosure about the Fund’s strategy with respect to illiquid investments.

Response:  Comment accepted.  The Registrant has added to the prospectus summary that it does not normally expect to invest in illiquid securities, but certain investments are subject to the risk that they may become illiquid.
12.
Comment:  On page 10, under “Real Estate Securities Risk,” please add a risk factor to the prospectus summary if real estate investments constitute a principal strategy for the Fund or indicate on this page that real estate investments do not constitute a principal strategy.

Response:  Comment accepted.  The Registrant has added disclosure that real estate investments represent a non-principal strategy for the Fund.
13.
Comment:  On page 10, under “Unrated Securities Risk,” please add a risk factor to the prospectus summary if unrated investments constitute a principal strategy for the Fund or indicate on this page that unrated investments do not constitute a principal strategy.

Response:  Comment accepted.  The Registrant has added disclosure that unrated investments represent a non-principal strategy for the Fund.
14.
Comment:  In the statement of additional information, with respect to investment restriction no. 6, please add disclosure before or after the list of investment restrictions that this restriction will be applied on a look-through basis to the extent the Fund has invested all of its assets in another investment company.

Response:  Comment accepted.  The Registrant has revised the disclosure accordingly.
*     *     *     *     *
We also hereby provide the following statements on behalf of the Registrant:
●	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
April 12, 2016

Please contact the undersigned at (415) 856-7007 with comments and questions.
Very truly yours,

/s/ David A. Hearth
David A. Hearth
for PAUL HASTINGS LLP

cc:	Rainier Investment Management Mutual Funds Rainier Investment Management, LLC